This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Uranium Inc.

Cathedral Place

Suite 1304 – 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

June 12, 2007

Item 3.

Press Release

Issued on June 12, 2007, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Uranium Inc. reports that Kilgore Minerals Ltd. (TSX-V: KAU) has provided notice in response to the NI 43-101 report dated April 18, 2007, (the "Report") prepared by SRK Consulting on the Company's Elkhorn Uranium Exploration Project, filed on SEDAR (filing date: April 26, 2007).  The Report, which contains an indicated uranium resource calculation, concerns the results of exploration activities conducted on property located in Wyoming, a portion of which Kilgore maintains covers its Wood claims.  The Company and Kilgore both assert entitlement to the mineral rights in the area within these claims and have entered into discussions aimed at reaching an amicable and mutually acceptable resolution of the matter.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Praveen Varshney

Peeyush K. Varshney

President and Director

Director

Suite 1304 – 925 West Georgia St.

Suite 1304 – 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 12th day of June, 2007.	“Praveen K. Varshney”
Praveen K. Varshney
Name Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN URANIUM INC.

FOR IMMEDIATE RELEASE

Tuesday, June 12, 2007

Contact:

Investor Relations

(No.2007-06-13)

Phone (604) 684-2181

info@northerncanadian.ca

Kilgore’s Third Party Notice on Wood Claims, WY

Vancouver, British Columbia – June 12, 2007 – Northern Canadian Uranium Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (the “Company”) reports that Kilgore Minerals Ltd. (TSX-V: KAU) has provided notice in response to the NI 43-101 report dated April 18, 2007, (the "Report") prepared by SRK Consulting on the Company's Elkhorn Uranium Exploration Project, filed on SEDAR (filing date: April 26, 2007).  The Report, which contains an indicated uranium resource calculation, concerns the results of exploration activities conducted on property located in Wyoming, a portion of which Kilgore maintains covers its Wood claims.  The Company and Kilgore both assert entitlement to the mineral rights in the area within these claims and have entered into discussions aimed at reaching an amicable and mutually acceptable resolution of the matter.  The area in question includes 32 claims of the Company’s 724 mining claims in Wyoming and South Dakota.  The Company is actively exploring 8 other project areas, and controls a total of 20,594 acres of property.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, C.A.

President